Exhibit 99.47

Volaris Reports June 2016 Traffic Results, Strong Market Demand Drives Passenger Traffic Growth of 29%

MEXICO CITY--(BUSINESS WIRE)--July 5, 2016--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports June 2016 and year-to-date preliminary traffic results.

During June 2016 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 18.8% year over year, in response to strong demand in its domestic and international markets. Total demand, as measured in Revenue Passenger Miles (RPMs), in June increased 26.5% year over year, reaching 1.2 billion, validating the strong demand environment the Company has been observing in its markets. Volaris transported a total of 1.3 million passengers during the month, an increase of 28.6% year over year. Year-to-date, Volaris has transported over 7.1 million passengers, an increase of 31.1% year over year.

In June 2016, Volaris increased domestic and international ASMs by 16.7% and 24.0%, respectively. Network load factor for June reached 88.9%, an increase of 5.4 percentage points year over year.

During June 2016, Volaris launched a domestic route (Culiacan – Mexicali).

The following table summarizes Volaris traffic results for the month and year-to-date.

				Six	Six
	June	June		months	months
	2016	2015	Variance	ended	ended	Variance
				June 2016	June 2015
RPMs (in millions, scheduled & charter)
Domestic	842	664	26.9%	4,739	3,663	29.4%
International	373	296	25.7%	1,996	1,536	29.9%
Total	1,215	960	26.5%	6,735	5,199	29.5%
ASMs (in millions, scheduled & charter)
Domestic	954	817	16.7%	5,549	4,489	23.6%
International	411	332	24.0%	2,323	1,886	23.2%
Total	1,365	1,149	18.8%	7,872	6,375	23.5%
Load Factor (in %, scheduled)
Domestic	88.3%	81.2%	7.1 pp	85.4%	81.6%	3.8 pp
International	90.5%	89.1%	1.4 pp	85.9%	81.3%	4.6 pp
Total	88.9%	83.5%	5.4 pp	85.6%	81.5%	4.1 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,016	786	29.2%	5,684	4,344	30.8%
International	259	205	26.3%	1,386	1,047	32.4%
Total	1,275	991	28.6%	7,070	5,391	31.1%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:
*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 154 and its fleet from four to 64 aircraft. Volaris offers more than 294 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net